DIAMOND INFORMATION INSTITUTE, INC.

September 5, 2008

H. Christopher Owings, Assistant Director
United States
Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, D.C. 20549-3561

RE: Diamond Information Institute, Inc.
Registration Statement on Form S-1 (Filed August 29, 2008)
File No. 333-149978

Dear Mr. H. Christopher Owing

Diamond Information Institute, Inc. hereby requests acceleration of effectiveness of the above referenced S-1 Registration Statement in accordance with Rule 461 under the Securities Act of 1933.  We are requesting effectiveness as of 2:00 P.M. EST or as soon as possible thereafter on Monday, September 7, 2008.

In conjunction with this request for acceleration of the effective date of the above referenced registration statement, we acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	We may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any information to grant effectiveness, please advise.

Please notify us upon effectiveness of the Registration at the fax number (949) 258-5112.

Thank you for your assistance.

Sincerely,

/s/ Berge Abajian
Berge Abajian
Chief Executive Officer
Diamond Information Institute